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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Wilsons The Leather Experts Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
972463103
(CUSIP Number)
Marathon Fund Limited Partnership V
Attn. Michael T. Sweeney
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(612) 338-5912
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:

Robert A. Rosenbaum, Esq.
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, MN 55402
(612) 340-5681
June 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	972463103

1	NAMES OF REPORTING PERSONS: Marathon Fund Limited Partnership V

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,000,000 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,217,986 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,000,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

72,217,986 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	972463103

1	NAMES OF REPORTING PERSONS: Miltiades, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,000,000 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,217,986 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,000,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

72,217,986 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	972463103

1	NAMES OF REPORTING PERSONS: Marathon Ultimate GP, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,000,000 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,217,986 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,000,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

72,217,986 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed by Marathon Fund Limited Partnership V, a Delaware limited partnership (“MFV”), Miltiades, L.P., a Delaware limited partnersip (“MLP”), and Marathon Ultimate GP, LLC, a Delaware limited liability company (“MULLC” and, collectively with MFV and MLP, the “Reporting Persons”) on June 11, 2007 and relates to the common stock, par value $0.01 per share (“Common Stock”), of Wilsons The Leather Experts Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7401 Boone Avenue North, Brooklyn Park, MN 55428.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following:
Pursuant to the Purchase Agreement (as defined in Item 4 below), the total consideration paid by MFV for the Preferred Stock (as defined in Item 4 below) and the Warrants (as defined in Item 4 below) was $35,000,000. MFV obtained the funds to purchase the Preferred Stock and the Warrants from its available capital.
Item 4. Purpose of Transaction
(a)-(b)
Items 4(a) and (b) are hereby amended by adding the following:
Securities Purchase Agreement
On June 15, 2007, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated June 1, 2007, by and among the Issuer, MFV, Peninsula Investment Partners, L.P. (“PIP”), Quaker Capital Partners I, LP (“Quaker I”), and Quaker Capital Partners II, LP (“Quaker II”) (collectively, the “Purchasers”), the Issuer sold and the Purchasers purchased, in a private placement, in the aggregate, 45,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Preferred Stock”) and warrants to purchase an aggregate of 15 million shares of Common Stock (the “Warrants”) in exchange for $45,000,000. Pursuant to the Purchase Agreement, MFV purchased 35,000 shares of Preferred Stock and a Warrant to purchase 11,666,667 shares of Common Stock.
Pursuant to the terms of the Purchase Agreement, the Issuer also paid a transaction fee to MFV equal to 1% of its purchase price and reimbursed MFV for $500,000 of its out-of-pocket expenses in connection with the consummations of the transactions contemplated by the Purchase Agreement.
Warrants
On June 15, 2007, pursuant to the Purchase Agreement, the Issuer issued Warrants to the Purchasers to purchase an aggregate of 15 million shares of Common Stock. The Issuer issued a Warrant to MFV to purchase 11,666,667 shares of Common Stock. The Warrants are subject to anti-dilution adjustments in the event of stock splits and similar events, and in the event of stock issuances below either the market price or the exercise price (other than certain customary exceptions). The exercise price of the Warrants is $2.00 per share, subject to anti-dilution adjustments as described above, and the Warrants are exercisable for 5 years from the date of issuance.

Certificate of Designations
The Issuer filed the Certificate of Designations for the Preferred Stock on June 15, 2007.
Support Agreement
The final executed Support Agreement is included as Exhibit 3 to this Amendment.
Registration Rights Agreement
On June 15, 2007, the Issuer and the Purchasers entered into the Registration Rights Agreement.
References to, and descriptions of, the Warrants, the Certificate of Designations, the Support Agreement, and the Registration Rights Agreement set forth herein are qualified in their entirety by reference to the copies of the form of Warrant issued to the Purchasers, the Certificate of Designations filed by the Issuer, the Support Agreement, and the Registration Rights Agreement included as Exhibits 1, 2, 3, and 4, respectively, to this Amendment, each of which is incorporated herein by reference in its entirety where each such reference appears.
(d) Item 4(d) is hereby amended by adding the following:
As described above in Item 4 under the heading “Certificate of Designations,” the Issuer filed the Certificate of Designations on June 15, 2007. On June 15, 2007, the holders of Preferred Stock elected Michael T. Sweeney and Darren L. Acheson to serve as members of the Issuer’s Board of Directors.
(e) Item 4(e) is hereby amended by adding the following:
As described above in Item 4 under the heading “Securities Purchase Agreement,” on June 15, 2007, pursuant to the Purchase Agreement, the Issuer sold and the Purchasers purchased the Preferred Stock and the Warrants.
(g) Item 4(g) is hereby amended by adding the following:
As described above in Item 4 under the heading “Certificate of Designations,” the Issuer filed the Certificate of Designations on June 15, 2007.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)-(b)
As of the date hereof, MFV holds 35,000 shares of Preferred Stock and a Warrant to purchase 11,666,667 shares of Common Stock.
The Preferred Stock is initially convertible into shares of Common Stock at a conversion price of $1.50 per share, subject to anti-dilution adjustments. The number of shares of Common Stock issuable upon conversion of a share of Preferred Stock at any time is equal to the stated value of such share ($1,000), divided by the conversion price then in effect. Accordingly, the shares of Preferred Stock held by MFV are initially convertible into 23,333,333 shares of Common Stock.
Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power with respect to (and therefore beneficially own) the 23,333,333 shares of Common Stock issuable upon conversion of the Preferred Stock held by MFV and 11,666,667 shares of Common Stock issuable upon exercise of the Warrant held by MFV.
By virtue of the Support Agreement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each of the Reporting Persons may also be deemed to have shared voting power with respect to (and therefore beneficially own) (a) 15,487,513 shares of Common Stock held by PIP, (b) 6,708,110 shares of Common Stock held by Quaker I and Quaker II, (c) 5,254,069 shares of Common Stock issuable upon exercise of warrants held by PIP, (d) 3,101,628 shares of Common Stock issuable upon exercise of warrants held by Quaker I and Quaker II, (e) 3,333,333 shares of Common Stock issuable upon conversion of the Preferred Stock held by PIP, and (f) 3,333,333 shares of Common Stock issuable upon conversion of the Preferred Stock held by Quaker I and Quaker II. The Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock that are covered by the Support Agreement
Assuming conversion of all of the shares of Preferred Stock held by MFV, exercise of the entire Warrant held by MFV, and including the 37,217,986 shares of Common Stock the Reporting Persons may be deemed to beneficially own solely by virtue of the Support Agreement, the Reporting Persons may be deemed to beneficially own an aggregate of 72,217,986 shares of Common Stock, constituting approximately 80.9% of the Common Stock, based on 39,278,932 shares of Common Stock outstanding as of June 15, 2007 (as provided by the Issuer), as increased by 30,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock held by MFV, PIP, Quaker I, and Quaker II, and 20,022,364 issuable upon exercise of warrants held by MFV, PIP, Quaker I, and Quaker II.
(c) Other than as set forth above in Item 4, the Reporting Persons have not effected any transactions in the Issuer’s securities during the past 60 days.
(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Amendment.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than the Purchase Agreement, the Warrants, the Certificate of Designations, the Support Agreement, and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer that would be required to be reported under this Item.
Item 7. Material to Be Filed as Exhibits
1. Form of Warrant issued by Wilsons The Leather Experts Inc. pursuant to the Purchase Agreement.
2. Certificate of Designations filed by Wilsons The Leather Experts Inc. on June 15, 2007.
3. Support Agreement, dated as of June 1, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.
4. Registration Rights Agreement, dated June 15, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.
5. Agreement of Joint Filing, dated June 26, 2007, by and among Marathon Fund Limited Partnership V, Miltiades, L.P., and Marathon Ultimate, GP, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 26, 2007

MARATHON FUND LIMITED PARTNERSHIP V

By:	Miltiades, L.P.
Its:	General Partner

By:	Marathon Ultimate GP, LLC
Its:	General Partner

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	Manager

MILTIADES, L.P.

By:	Marathon Ultimate GP, LLC
Its:	General Partner

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	Manager

MARATHON ULTIMATE GP, LLC

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	Manager